UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7 )*
Foundry Networks, Inc.

(Name of Issuer)
Common Stock, par value $ 0.0001 per share

(Title of Class of Securities)
35063R100

(CUSIP Number)
Tyler Wall
Vice President, General Counsel and Corporate Secretary
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 7, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35063R100

1	NAME OF REPORTING PERSON: Brocade Communications Systems, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		25,019,223 (1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,000,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,019,223(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.993%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)  Does not include options to purchase an aggregate of 3,263,578 shares of common stock of Foundry Networks, Inc., which are exercisable within 60 days of November 7, 2008, held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described in Schedule 13D (as defined below). Pursuant to the terms of the Voting Agreements, in the event that any such options are exercised prior to the termination of the Voting A greements, the underlying shares of such options would be subject to the Voting Agreements and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 of Schedule 13D (as defined below) and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 of Schedule 13D (as defined below).
(2)  As described in Schedule 13D, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreements and each of the persons who has entered into the Voting Agreements (as defined in Schedule 13D) with the reporting person retains sole voting power with respect to all other matters.
Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Brocade Communications Systems, Inc. that it is the beneficial owner of any of the shares (other than the Owned Shares as defined below) referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 7 (the “Amendment”) amends and supplements where indicated the Statement on Schedule 13D originally filed on July 31, 2008 (the “Original Statement”) by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”), as amended by Amendment No. 1 thereto filed on August 14, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 5, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on September 19, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on September 24, 2008 (“Amendment No. 4”) Amendment No. 5 thereto filed on September 26, 2008 (“Amendment No. 5”) and Amendment No. 6 thereto filed on September 29, 2008 (“Amendment No. 6” and together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 the “Prior Statement”). This Amendment and the Prior Statement are collectively referred to herein as the “Schedule 13D”.
Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Prior Statement. This Amendment amends the Prior Statement as specifically set forth herein. Except as set forth below, all previous Items in the Prior Statement remain unchanged.
This Amendment No. 7 is being made to disclose the execution of the Amendment to the Merger Agreement (as defined below) and the Amendments to Voting Agreements (as defined below) and to update the number of shares of common stock of Foundry subject to options, which are exercisable within 60 days of November 7, 2008 and held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described in Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The first paragraph of Item 3 is hereby amended and restated in its entirety as follows:
On July 21, 2008, Brocade entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Foundry Networks, Inc., a Delaware corporation (“Foundry”), and Falcon Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Brocade (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Foundry, with Foundry surviving the merger (the “Merger”) as a wholly-owned subsidiary of Brocade. On November 7, 2008, Brocade, Foundry and Merger Sub entered to an amendment to the Merger Agreement (“Amendment to the Merger Agreement”) revising the terms of the Merger consideration and other matters. Prior to the Amendment to the Merger Agreement, each outstanding share of Foundry common stock was to be converted into the right to receive a combination of $18.50 in cash, without interest, and  0.0907. of a share of Brocade common stock, par value $0.001 per share, subject to adjustment for stock splits, stock dividends and similar events. Pursuant to the Amendment to the Merger Agreement, each outstanding share of Foundry common stock will be converted into a right to receive $16.50 in cash, without any stock consideration. The Amendment to the Merger Agreement also provides that Foundry stockholders could receive, by means of a dividend distributed prior to the consummation of the Merger, the proceeds of the sale of Foundry’s portfolio of auction rate securities, up to an amount of $50,000,000 in the aggregate, calculated on a fully-diluted basis based on the treasury stock method, if Foundry is able to successfully liquidate its portfolio of those securities prior to the consummation of the Merger. See Brocade’s Current Reports on Form 8-K, dated as of July 24, 2008 and November 12, 2008, respectively, for a description of the Merger Agreement and the Amendment to the Merger Agreement.
The second paragraph of Item 3 is hereby amended and restated in its entirety as follows:
As an inducement for Brocade to enter into the Merger Agreement, each of Bobby R. Johnson Jr. (the Chief Executive Officer and President of Foundry), Celesta Volz Ford, J. Steven Young, Alfred J. Amoroso, C. Nicholas Keating Jr. and Alan L. Earhart (collectively, the “Stockholders”) entered into a voting agreement with and in favor of Brocade (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. In connection with the execution of the Amendment to the Merger Agreement, the Stockholders have amended their Voting Agreements (the “Amendments to the Voting Agreements”) to extend effectiveness of such Voting Agreements, as more fully described in Item 4 and Item 5 of this Schedule 13D. No consideration was paid in exchange for the Stockholders’ entering into the Voting Agreements or the Amendments to the Voting Agreements. Any reference herein to the Voting Agreements, shall refer to the Voting Agreements as amended by the Amendments to the Voting Agreements. Currently an aggregate of 11,019,223 shares of Foundry Common Stock are subject to the Voting Agreements. Pursuant to the Voting Agreements, if the Stockholders acquire beneficial or record ownership of any additional shares of Foundry, such shares will also be subject to the Voting Agreements. The Stockholders have options to purchase an aggregate of 3,263,578 shares of Foundry Common Stock that are exercisable within 60 days of November 7, 2008 and which would be subject to the Voting Agreement upon exercise.
The last paragraph of Item 3 is hereby amended and restated in its entirety as follows:
The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger

Agreement, the Amendment to the Merger Agreement, the Voting Agreements and the Amendment to the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 2.9 respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION
The third paragraph of Item 4 (a)-(b) is hereby amended and restated in its entirety as follows:
The purpose of entering into the Voting Agreements is to facilitate the adoption of the Merger Agreement as amended by the Foundry stockholders. Each Stockholder’s obligations under such Stockholder’s Voting Agreement will terminate upon the earlier to occur: (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the termination of the Voting Agreement by mutual consent of the parties, or (iv) an amendment to the Merger Agreement that results in a decrease in the Merger consideration below $16.50 per share of Foundry’s common stock.
Item 4 (e) is hereby amended and restated in its entirety as follows:
(e) The Merger Agreement prohibits Foundry from issuing securities, disposing of securities or changing its capitalization without prior written consent of Brocade, except under limited circumstances set forth therein, including auction rate securities owned by Foundry as of the date of the Amendment to the Merger Agreement. The Merger Agreement further prohibits Foundry from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Foundry without Brocade’s prior written consent except under limited circumstances set forth therein and in the Amendment to the Merger Agreement, including an exception with respect to a dividend distributed prior to the consummation of the Merger, from the proceeds of the sale of Foundry’s portfolio of auction rate securities, up to an amount of $50,000,000 in the aggregate, calculated on a fully-diluted basis based on the treasury stock method, if Foundry is able to successfully liquidate its portfolio of those securities prior to the consummation of the Merger. Upon consummation of the Merger, Foundry will become a wholly-owned subsidiary of Brocade, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
The last paragraph of Item 4 is hereby amended and restated in its entirety as follows:
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Amendment to the Merger Agreement, the Voting Agreements and the Amendments to the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Amendment to the Merger Agreement, the Voting Agreements and the Amendments to the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 2.9, respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreements, Brocade has the sole power to vote the Subject Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreements (see Item 4 of this Schedule 13D for details). The Subject Shares currently consist of 11,019,223 shares of Foundry Common Stock, which represent approximately 7.484% of the outstanding Foundry Common Stock as reported in Foundry’s Quarterly Report, filed on Form 10-Q on August 5, 2008. The Subject Shares do not include options to purchase an aggregate of 3,263,578 shares of Foundry Common Stock, held by the Stockholders, which are exercisable within 60 days of August November 7, 2008. The Stockholders retained the sole power to vote the Subject Shares on all matters other than those identified in the Voting Agreements. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Stockholders may not transfer, sale, pledge, encumber, grant an option with respect to, transfer or dispose any Subject Shares or any interest in any Subject Shares to any person prior to the termination of the Voting Agreements.
The last paragraph of Item 5 is hereby amended and restated in its entirety as follows:
The description contained in this Item 5 of the transactions contemplated by the Merger Agreement, the Amendment to the Merger Agreement, the Voting Agreements and the Amendments to the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Amendment to the Merger Agreement, the Voting Agreements and the Amendments to the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 2.9 respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and restated in its entirety as follows:
To the knowledge of Brocade there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Foundry other than the following:
(a) The Merger Agreement as amended by the Amendment to the Merger Agreement, under which, among other things, Merger Sub will merge with and into Foundry, as a result of which Foundry will become a wholly-owned subsidiary of Brocade. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
(b) The Voting Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
(c) The 10b5-1 Plan, pursuant to which Morgan Stanley will purchase Foundry Common Stock in the open market on behalf of Brocade. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
The description contained in this Item 6 of the transactions contemplated by the Merger Agreement, the Amendment to the Merger Agreement, the Voting Agreements and the Amendments to the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Amendment to the Merger Agreement, the Voting Agreements and the Amendments to the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 2.9 respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of July 21, 2008, by and among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.2	Amendment No. 1 to Agreement and Plan of Merger dated as of November 7, 2008 among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.2 to Brocade’s Current Report on From 8-K, dated as of November 12, 2008, and incorporated herein by reference)

2.3	Voting Agreement, dated July 21, 2008, by and between Brocade Communications Systems, Inc. and Bobby R. Johnson, Jr., including Irrevocable Proxy, as of even date, executed by Bobby R. Johnson, Jr. (filed as Exhibit 10.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.4	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Celeste Volz Ford, including Irrevocable Proxy, as of even date, executed by Celeste Volz Ford (filed as Exhibit 2.3 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.5	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and J. Steven Young, including Irrevocable Proxy, as of even date, executed by J. Steven Young (filed as Exhibit 2.4 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.6	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alfred J. Amoroso, including Irrevocable Proxy, as of even date, executed by Alfred J. Amoroso (filed as Exhibit 2.5 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

Exhibit
No.	Description
2.7	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and C. Nicholas Keating Jr., including Irrevocable Proxy, as of even date, executed by C. Nicholas Keating Jr. (filed as Exhibit 2.6 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.8	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alan L. Earhart, including Irrevocable Proxy, as of even date, executed by Alan L. Earhart (filed as Exhibit 2.7 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.9	Form of Amendment to Voting Agreement, dated November 7, 2008

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 13, 2008

BROCADE COMMUNICATIONS SYSTEMS, INC.

Name: /s/ Richard Deranleau
Title: Chief Financial Officer and Vice President, Finance

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of July 21, 2008, by and among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.2	Amendment No. 1 to Agreement and Plan of Merger dated as of November 7, 2008 among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.2 to Brocade’s Current Report on From 8-K, dated as of November 12, 2008, and incorporated herein by reference)

2.3	Voting Agreement, dated July 21, 2008, by and between Brocade Communications Systems, Inc. and Bobby R. Johnson, Jr., including Irrevocable Proxy, as of even date, executed by Bobby R. Johnson, Jr. (filed as Exhibit 10.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.4	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Celeste Volz Ford, including Irrevocable Proxy, as of even date, executed by Celeste Volz Ford (filed as Exhibit 2.3 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.5	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and J. Steven Young, including Irrevocable Proxy, as of even date, executed by J. Steven Young (filed as Exhibit 2.4 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.6	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alfred J. Amoroso, including Irrevocable Proxy, as of even date, executed by Alfred J. Amoroso (filed as Exhibit 2.5 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.7	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and C. Nicholas Keating Jr., including Irrevocable Proxy, as of even date, executed by C. Nicholas Keating Jr. (filed as Exhibit 2.6 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.8	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alan L. Earhart, including Irrevocable Proxy, as of even date, executed by Alan L. Earhart (filed as Exhibit 2.7 to Foundry’s Schedule 13D/A, dated as of August 14, 2008, and incorporated herein by reference)

2.9	Form of Amendment to Voting Agreement, dated November 7, 2008